EXHIBIT 5.1

                            PORTER & HEDGES, L.L.P.
                           700 Louisiana, 35th Floor
                           Houston, Texas 77002-2764
                            Telecopier (713)228-1331
                            Telephone (713)226-0600

                                  July 11, 1997

Norwest Bank Minnesota, N.A.
Sixth and Marquette
Minneapolis, Minnesota 55479

Ladies and Gentlemen:

     We have acted as counsel to Brazos Sportswear, Inc., a Deleware corporation (the "Company") in connection with the registration under the Securities Act of 1933, as amended of the issuance by the Company of $100 million aggregate principle amount of 10 1/2% Senior Notes due 2007 (the "Notes") pursuant to the Indenture dated July 2, 1997 (the "Indenture"), between the Company and you, in your capacity as trustee under the Indenture (the "Trustee").

     In connection with the opinions expressed below, we have examined (i) the certificates of incorporation, bylaws and corporate proceedings of the Company and (ii) the Indenture.

     Based upon such examinations, we are of the opinion that the Notes, when issued, will be: (i) legally issued, fully paid and nonassesable; and (ii) binding obligations of the Company, respectively, except as may be limited by bankruptcy, insolvency and other law relating to the rights of creditors and law relating to specific performance and other forms of equitable relief that are subject to equitable defenses and judicial authority.

     We consent to the use of this opinion as an exhibit to the Registration Statement on Form S-4 and to the reference to our firm under the captioned "Legal Matters" in the prospectus included therein.

                                                  Very truly yours,

                                              /s/ PORTER & HEDGES, L.L.P.
                                                  PORTER & HEDGES, L.L.P.